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Exhibit

Exhibit            Description
99.1 Announcement on 2017/11/9: October Revenue

99.2	Announcement on 2017/11/9: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

United Microelectronics Corporation
November 9, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of October 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
October	Net sales	13,808,274	12,833,243	975,031	7.60%
Year-to-Date	Net sales	126,462,306	122,397,428	4,064,878	3.32%

2)	Funds lent to other parties (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	3,974,520	3,993,000	21,339,159
Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$132 million. The actual amount lent to USC(Xiamen) as of October 31, 2017 was US$106 million.

3)	Endorsements and guarantees (NT$ Thousand)

	This Month	Last Month
Balance as of period end	(actual amount provided)	(actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	96,026,217
UMC (Note2)	9,334,100	9,377,500	96,026,217
UMC (Note3)	19,842	19,845	96,026,217
Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million. Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) ‘s syndicated loan from banks for the amount up to US$310 million. Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. ‘s VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	2,529,240	0
Fair Value	13,018	0
Net Profit from Fair Value	73,329	0
Written-off Trading Contracts	54,523,912	0
Realized profit (loss)	304,379	0

Exhibit 99.2

United Microelectronics Corporation
For the month of October, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of September 30, 2017	Number of shares as of October 31, 2017	Changes

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2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of September 30, 2017	Number of shares as of October 31, 2017	Changes

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